n.a. 9/17

09042466

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-67139 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING July 1, 2008 (MM/DD/YY) AND ENDING June 30, 2009 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Crowder Rubicam, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2300 Las Flores Canyon Road
(No. and Street)

Malibu, (City) California (State) 90265 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William Rory Crowder 310-456-5091
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road (Address) Los Angeles, (City) CA (State) 90027-1442 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
SEP 04 2009
Washington, DC
122

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AB
10/01

# OATH OR AFFIRMATION

I, **William Rory Crowder**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Crowder Rubicam, Inc.**, as of **June 30**, 20**09**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

**None**

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of **Cash Flows.**
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 24th day of August, 2009, by WILLIAM RORY CROWDER proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature

HOWARD R. SPANIER
Commission # 1852727
Notary Public - California
Los Angeles County
My Comm. Expires Jul 4, 2013

**Crowder Rubicam, Inc.**

**Report Pursuant to Rule 17a-5 (d)**

**Financial Statements**

**For the Year Ended June 30, 2009**

Contents

**Elizabeth Tractenberg, CPA**
**3832 SHANNON ROAD**
**LOS ANGELES, CALIFORNIA 90027**
**323/669-0545 – Fax 323/669-0575**
**elizabeth@tractenberg.net**

Independent Auditor's Report

Board of Directors
Crowder Rubicam, Inc.
Malibu, California

I have audited the accompanying statement of financial condition of Crowder Rubicam, Inc., (the Company) as of June 30, 2009 and related statements of operations, cash flows, and changes in shareholder's equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of June 30, 2009 and the statements of operations, cash flows, shareholder's equity, and the supplemental schedule of net capital for the year then ended in conformity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
August 20, 2009

**Crowder Rubicam Inc.**
**Statement of Financial Condition**
**June 30, 2009**

**Assets**

| | | |
|---|---|---|
| Cash and cash equivalent | $ | 25,327 |
| Commissions receivable | | 12,560 |
| Prepaid expenses | | 232 |
| Furniture and fixtures net of depreciation of $15,281 | | 11,893 |
| **Total assets** | $ | 50,012 |

**Liabilities and Shareholder's Equity**

| | | |
|---|---|---|
| **Liabilities** | | |
| Accounts payable and accrued liabilities | $ | 2,008 |
| **Total liabilities** | | 2,008 |
| **Shareholder's Equity** | | |
| Common stock ($1.00 par value, 999,999 shares authorized and issued; 25,000 shares outstanding) | | 25,000 |
| Paid-in capital | | 24,816 |
| Retained earnings (deficit) | | (1,812) |
| **Total shareholder's equity** | | 48,004 |
| **Total liabilities and shareholder's equity** | $ | 50,012 |

*The accompanying notes are an integral part of these financial statements.*

**Crowder Rubicam Inc.**
**Statement of Income**
**For the year ended June 30, 2009**

| | |
|---|---|
| **Revenues** | |
| Commissions | $ 54,205 |
| Interest and dividend income | 49 |
| Unrealized gain and loss | 7,300 |
| **Total revenues** | 61,554 |
| **Expenses** | |
| Accounting and audit fees | 4,026 |
| Depreciation and amortization | 5,094 |
| Employee expenses | 9,116 |
| Insurance | 5,139 |
| Office expenses | 4,301 |
| Professional development | 995 |
| Regulatory fees | 2,646 |
| Rent | 6,750 |
| Telephone | 1,652 |
| Travel and entertainment | 784 |
| All other expenses | 1,110 |
| **Total expenses** | 41,613 |
| **Net income before income tax provision** | 19,941 |
| **Income tax provision** | 1,989 |
| **Net income** | $ 17,952 |

*The accompanying notes are an integral part of these financial statements.*

Crowder Rubicam Inc.
Statement of Changes in Shareholder's Equity
For the year ended June 30, 2009

| | Common Stock Shares | Common Stock | Paid-In Capital | Retained Earnings | Total |
|---|---|---|---|---|---|
| Balance, June 30, 2008 | 25,000 | $ 25,000 | $ 28,816 | $ (19,764) | $ 34,052 |
| Net Income | | | | 17,952 | 17,952 |
| Distribution | | | (4,000) | | (4,000) |
| Balance, June 30, 2009 | 25,000 | $ 25,000 | $ 24,816 | $ (1,812) | $ 48,004 |

*The accompanying notes are an integral part of these financial statements.*

**Crowder Rubicam Inc.**
**Statement of Cash Flows**
**For the year ended June 30, 2009**

| | | |
|---|---|---|
| Cash Flows from Operating Activities: | | |
| Net income | $ | 17,952 |
| Depreciation and amortization | | 5,094 |
| Changes in operating assets and liabilities: | | |
| Sale of securities | | 17,624 |
| Accounts receivable | | (12,560) |
| Prepaid expenses | | (132) |
| Accrued expenses | | (1,701) |
| Due to clearing broker | | (2,180) |
| Net cash used in operating activities | | 24,097 |
| Cash Flows from Investing Activities: | | - |
| Cash Flows from Financing Activities: | | |
| Distribution | | (4,000) |
| Cash Flows from Financing Activities | | (4,000) |
| Net increase in cash | | 20,097 |
| Cash at beginning of period | | 5,228 |
| Cash at June 30, 2009 | $ | 25,325 |

SUPPLEMENTAL INFORMATION

| | | |
|---|---|---|
| Interest paid | $ | 0 |
| Income taxes paid | $ | 800 |

*The accompanying notes are an integral part of these financial statements.*

**Crowder Rubicam, Inc.**
**Notes to Financial Statements**
**June 30, 2009**

## Note 1 – GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*General*

Crowder Rubicam, Inc. (the Company) is a registered broker-dealer incorporated under the laws of the State of California maintaining its principal office in Malibu, California. The Company operates pursuant to the (k)(2)(ii) exemptive provision of the SEC Rule 15c3-3, pursuant to SEC Rule 17a-5(d)(3) and does not hold customer funds or securities. The Company was incorporated on August 22, 2005, and became a member of the National Association of Securities Dealers, Inc. ("NASD") March 8, 2006. The NASD and NYSE Member Regulation consolidated in 2007 to form the Financial Industry Regulatory Agency ("FINRA").

*Summary of Significant Accounting Policies*

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market fund accounts as cash equivalents.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns filed. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

The Company accounts for its income taxes using the Financial Accounting Standards Board Statement of Financial Accounting Standards N. 109, "Accounting for income taxes", which requires the establishment of a deferred tax asset or liability for the recognition of the future deductible or taxable amounts and operating loss and tax credit carry forwards. Deferred tax expenses of benefits are recognized as a result of the changes in the assets and liabilities is based on provisions of enacted federal and state tax laws.

Property and equipment are carried at cost. Depreciation is calculated on the accelerated methods over estimated economic lives of 5 to 7 years. Leasehold improvements are computed on a straight line method over 31.5 years.

Investments in securities are valued at cost.

## Note 2 -- INCOME TAXES

The components of the income tax provision are as follows:

| | Current |
|---|---|
| State tax expense | $ 800 |
| Federal tax expense | 1,189 |
| Total income tax expense | $ 1,989 |

## Note 3 -- RELATED PARTY TRANSACTIONS

The Company has a rental agreement with the sole shareholder whereby the Company pays $2,250 month for rent. During the year ending June 30, 2009, total rent paid was $6,750.

## Note 4 -- CONCENTRATION OF CREDIT RISK

The customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customers' transactions. Due to the possibility that the customers may charge any losses incurred to the Company, the Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker/dealer.

## Note 5 -- NET CAPITAL REQUIREMETS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to1. Net capital and aggregate indebtedness change day to day, but on June 30, 2009, the Company had a net capital of $35,878, which was $30,878 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($2,008) to net capital was 0.06 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

**Crowder Rubicam Inc.**
**Schedule I - Computation of Net Capital Requirements**
**Pursuant to Rule 15c3-1**
**As of June 30, 2009**

| | | | | |
|---|---|---|---|---|
| **Computation of net capital** | | | | |
| Total shareholder's equity | | | $ | 48,004 |
| Less: Non Allowable assets | | | | |
| Prepaid expenses | $ | 232 | | |
| Furniture and fixtures net of depreciation of $15,281 | | 11,893 | | (12,125) |
| Net capital | | | $ | 35,878 |
| **Computation of net capital requirements** | | | | |
| Minimum net aggregate requirements | | | | |
| 6-2/3% of net aggregate indebtedness | $ | 134 | | |
| Minimum dollar net capital required | $ | 5,000 | | |
| Net capital required (greater of above ) | | | $ | 5,000 |
| **Excess net capital** | | | $ | 30,878 |
| Ratio of aggregate indebtedness to net capital | | 0.06 | : | 1 |
| Computation of aggregate indebtedness: | | | | |
| Total liabilities | $ | 2,008 | | |

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

| | | |
|---|---|---|
| Net capital per Company's computation | $ | 38,117 |
| Audit adjustments: | | |
| Prepaid expenses | | (232) |
| Accrued expenses | | (2,008) |
| Other audit adjustments | | 1 |
| Net capital per audit | $ | 35,878 |

*See independent auditor's report*

**Crowder Rubicam, Inc.**
**Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3**
**As of June 30, 2009**

A computation of reserve requirements is not applicable to Crowder Rubicam, Inc. as Crowder Rubicam, Inc. qualifies for exemption under Rule 15c3-3(k) (2) (ii)

*See independent auditor's report.*

**Crowder Rubicam, Inc.**
**Schedule III – Information Relating to Possession or Control**
**Requirements Under Rule 15c3-3**
**As of June 30, 2009**

Information relating to possession or control requirements is not applicable to Crowder Rubicam, Inc. as the Company qualifies for exemption under Rule 15c3-3(k) (2) (ii).

*See independent auditor's report.*

**Crowder Rubicam, Inc.**

**Supplementary Accountant's Report**

**On Internal Accounting Control**

**Report Pursuant to 17a-5**

**For the Year Ended June 30, 2009**

# Elizabeth Tractenberg, CPA

**3832 SHANNON ROAD**
**LOS ANGELES, CALIFORNIA 90027**
**323/669-0545 – Fax 323/669-0575**
**elizabeth@tractenberg.net**


Report of Independent Accountant
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Crowder Rubicam, Inc.
Malibu, California

In planning and performing my audit of the financial statements and supplemental schedules of Crowder Rubicam, Inc.(the Company) as of and for the year ended June 30, 2009, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
Crowder Rubicam, Inc.
Malibu, California

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. I noted that prior year audit adjustments were not posted to the books. I discussed this with management and emphasized that this must be done so as to ensure that financial statements are accurate when filing quarterly Focus Reports. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the entity's financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate on June 30, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
August 20, 2009